Mail Stop 3561

August 31, 2006

Mr. Matthew Markin
Chief Financial Officer
Intercontinental Resources, Inc.
15760 Ventura Blvd., Suite 700
Encino, California 91436

> **Re: Intercontinental Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006**
> **and June 30, 2006**
> **Filed May 17, 2006 and August 17, 2006**
> **File No. 0-28481**

Dear Mr. Markin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 8

Uncertainty as to Certain Accounts Payable, page 8

1.   We note that you are attempting to locate invoices or other documentation to
        support certain amounts carried on your books related to Accounts Payable and
        Related Parties Payable to previous management. Please quantify for us the
        amounts that are in question. Also, please provide us with a detailed explanation
        of the steps taken by your independent accounting firm to audit those amounts. In
        this regard, describe in detail the nature of the procedures they performed and
        how the results of those procedures supported their opinion that your December
        31, 2005 and 2004 financial statements were fairly presented, in all material
        respects.

Independent Auditor's Report, page 10

2.   We note that the report of your auditors refers to the statements of stockholders'
        equity and comprehensive income while the statements presented beginning on
        page 13 are titled "Statements of Stockholders' Equity." Please revise as
        appropriate.

3.   We note that the report of your independent auditors reflects their opinion on your
        financial position at December 31, 2005 and 2004 and the results of your
        operations and your cash flows for the two years in the period ended December
        31, 2005 in conformity with "standards of the Public Company Accounting
        Oversight Board (United States)." Please note that the standards referenced in the
        opinion paragraph of their report do not represent generally accepted accounting
        principles. Accordingly, the report does not fully comply with Article 2 of
        Regulation S-X. Please request your auditors to revise their report as appropriate.

4.   We note that the auditor's opinion excludes a reference to the statements of
        operations, cash flows and stockholders' deficit for the period since your
        inception to December 31, 2005. We advise you that these periods (your
        inception to the latest balance sheet date) must be audited. Please amend your
        filing to include a revised auditor's report that includes the inception-to-date
        financial period.

Statements of Cash Flows, page 17

5.   We note your presentation of $518,017 cash proceeds received from the issuance
        of stock during the year ended December 31, 2005 in the financing activities

section of your statement of cash flows. It appears from the information presented in your statement of stockholders' equity that this total amount represents the issuance of shares for services and the relief of officer advances. Accordingly, it does not appear appropriate to present this total amount as cash inflows in the financing activities section. Please revise your statement of cash flows for the year ended December 31, 2005 as appropriate.

Controls and Procedures, page 25

6.   We note that you have provided conclusions as to the effectiveness of your disclosure controls and procedures "as of the date of this report." Please note that you are required under Item 307 of Regulation S-B to disclose your certifying officer's conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise your conclusions to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by the Form 10-KSB. This comment also applies to your Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006.

7.   Please revise your disclosure to clarify, if true, that your certifying officer concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Also revise to clarify, if true, that your officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your certifying officer to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). This comment also applies to your Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006.

8.   You disclose that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls subsequent to the date of their evaluation. Please note that you are required under Item 308(c) of Regulation S-B to disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." See also paragraph 4(d) of Regulation S-B, Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006.

Exhibit 31.1

9.   We note the certification you provide appears to be inconsistent with the
        requirements of Item 601(b)(31) of Regulation S-B. As such, it appears you may
        need to revise the language of paragraphs 4, 4(a), 4(b), 4(c) and 5 of the
        certification. Please refer to Release No. 33-8238 for an example certification, at
        http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to
        paragraphs 4, 4(a), 4(b), 4(c), 5, 5(a), 5(b) and 6 of the certification at Exhibit
        31.1 included in your Forms 10-QSB for the quarterly periods ended March 31,
        2006 and June 30, 2006.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Note 3 – Stock Options, page 9

10.   It appears from your disclosure that you have continued to apply APB Opinion 25
        during the quarterly periods ended March 31, 2006 and June 30, 2006. Note that
        you were required to adopt SFAS 123R at the beginning of your next fiscal year
        beginning after December 15, 2005. Please revise your Forms 10-QSB for the
        quarterly periods ended March 31, 2006 and June 30, 2006 to reflect your
        adoption of SFAS 123R effective January 1, 2006.

Note 6 – Commitments and Contingencies

11.   We note that you cancelled certain accounts payable amounts and recorded a
        $356,477 gain during the quarterly period ended June 30, 2006. It appears that
        this decision may have been based on an opinion letter from Michael S. Krome,
        Esq. Please address the following:

        • Explain how you determined that the Statute of Limitation of four years has
          been met. In this regard, you disclose that nobody on the list of payables has
          contacted you since May 24, 2003 which suggests that at least some, if not all,
          of the creditors have valid claims until May 24, 2007.

        • Please explain in detail how you determined it appropriate to reflect your
          adjustment of the accounts payable balance as a gain. It does not appear to us
          that the liabilities have been extinguished since you were not legally released
          by any of your creditors or by a court of law. Please refer to SFAS 140,
          paragraph 16.

- Please support your decision to reflect this July 2006 subsequent event in your financial statements for the quarterly period ended June 30, 2006. Cite any applicable accounting literature you relied upon in making this determination.

- Please provide us a copy of the letter from Michael S. Krome, Esq.

Exhibit 3.1

12.   It appears you have amended your Articles of Incorporation to reflect your name change from Anglotajik Minerals Inc. to Intercontinental Resources, Inc. Please file an Item 5.03 Form 8-K disclosing this information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Matthew Markin
Intercontinental Resources, Inc.
August 31, 2006
page 6

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief